Exhibit 1

4600 Nathan Lane N. Plymouth, MN 55442 PH 763-398-7000 FX 763-398-7200

October 7, 2005

Board of Directors

Micro Therapeutics, Inc.

2 Goodyear

Irvine. California 92618

Members of the Board:

Today we are beginning a process that we believe is in the best interest of all stockholders of Micro Therapeutics, Inc. (the “Company”). I am writing you to let you know that ev3 Inc. (“ev3”) intends to commence a transaction whereby ev3 would increase its equity ownership, up to l00%, in the Company. We intend to offer to acquire all of the shares of the Company’s common stock not currently owned by ev3 at a purchase price of $6.91 per share, payable in ev3 common stock. This price reflects a 20% premium to the trailing 30 day average ending with the closing price of the Company’s common stock on October 7, 2005.

It is also our intention that the closing of the offer would be conditioned on the acceptance of the offer by holders of two-thirds of the shares of the Company not held by ev3 or other affiliates of the Company. Assuming this condition is satisfied and the offer is completed, ev3 would own more than 90% of the outstanding shares of the Company’s common stock as a result of the offer and ev3 would thereafter effect a merger of the Company with and into ev3 or an affiliate of ev3 on the same terms as the offer. Of course, our willingness to commence the offer is conditioned on the Company’s having provided the necessary consents and/or waivers under the Company’s current “poison pill” and any applicable state anti-takeover statutes.

We understand that the Board of Directors of the Company has authorized its existing special committee of disinterested directors (the “Special Committee”) to respond to our proposal on behalf of the Company’s public stockholders with the assistance of the financial and legal advisors that it has selected. ev3 would welcome the opportunity to present its proposal to the Special Committee as soon as possible. Our entire team, including our legal and financial advisors, looks forward to working with the Special Committee and its legal and financial advisors to complete a mutually acceptable transaction.

We believe this proposed transaction is very much in the interests of the Company’s public stockholders and the Company’s business. ev3 is a global medical device company focused on all three endovascular device sub-markets, including the neurovascular market served by the Company. By exchanging their shares of the Company for shares of ev3, the Company’s public stockholders would participate in the opportunity and upside of ev3 while retaining a continued ownership interest in the

Company’s business through an ownership interest in ev3. In addition, the transaction we propose would enhance our collective ability to pursue a coordinated strategy for ev3’s cardio peripheral and neurovascular products, while reducing the costs and complexities associated with having two distinct sets of public stockholders.

In considering our proposal, you should be aware that we are interested only in acquiring the publicly held shares of the Company and we will not sell our stake in the Company.

Concurrently with sending this letter to you, we are preparing to file an amendment to our Schedule 13D.

Sincerely,

/s/ James M. Corbett
James M. Corbett
President and Chief Executive Officer